

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2019

Shaochai Yang
Chief Financial Offier
ZK International Group Co., Ltd.
No.678 Dingxiang Road
Binhai Industrial Park
Wenzhou, Zhejiang Province
People's Republic of China 325025

> **Re: ZK International Group Co., Ltd.**
> **Form 20-F For the Year Ended September 30, 2018**
> **Filed January 31, 2019**
> **File No. 001-38146**

Dear Ms. Yang:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing and
                                        Construction